Schedule 13G                                                         Page 1 of 8

CUSIP NO. 493143200


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Key Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Series B Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    493143200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]       Rule 13d-1(b)

         [ X ]       Rule 13d-1(c)

         [   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G                                                         Page 2 of 8

CUSIP NO. 493143200

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of above person (entities only).

         Henry Partners, L.P.   23-2888396
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               -----------------
         (b)            X
               -----------------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         31,000
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           49,500
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               31,000
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               49,500
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         49,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  [  ]

         N/A
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.69%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

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Schedule 13G                                                         Page 3 of 8

CUSIP NO. 493143200

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of above person (entities only).

         Matthew Partners, L.P.          23-3063303
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               -----------------
         (b)            X
               -----------------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         8,500
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           49,500
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               8,500
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               49,500
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         49,500
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

         N/A
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.69%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

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Schedule 13G                                                         Page 4 of 8

CUSIP NO. 493143200

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I.R.S. Identification No. of above person (entities only).

         David W. Wright
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               -----------------
         (b)            X
               -----------------
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
Number of             5.       Sole Voting Power
Shares                         10,000
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           49,500
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               10,000
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               49,500
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         49,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  [  ]

         N/A
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.69%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


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Schedule 13G                                                         Page 5 of 8

CUSIP NO. 493143200

ITEM 1.

         (A)   NAME OF ISSUER:

               Key Technology, Inc.

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               150 Avery Street
               Walla Walla, Washington  99362

ITEM 2.

         (A)   NAME OF PERSON FILING:

               (1)      Henry Partners, L.P.
               (2)      Matthew Partners, L.P.
               (3)      David W. Wright

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, IF NONE, RESIDENCE:

               (1)      255 South 17th Street, Suite 2501
                        Philadelphia, PA  19103
               (2)      255 South 17th Street, Suite 2501
                        Philadelphia, PA  19103
               (3)      255 South 17th Street, Suite 2501
                        Philadelphia, PA  19103

         (C)   CITIZENSHIP:

               (1)      Delaware
               (2)      Delaware
               (3)      United States

         (D)   TITLE OF CLASS OF SECURITIES:

               Series B Convertible Preferred

         (E)   CUSIP NUMBER:

               493143200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO [SECTIONS] 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


               (a)  [ ] Broker or dealer registered under Section 15 of the Act
                        (15 U.S.C. 78o).

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                        78c).

               (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

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Schedule 13G                                                         Page 6 of 8

CUSIP NO. 493143200

               (d)  [ ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ] An investment adviser in accordance with
                        [section] 240.13d-1(b)(1)(ii)(E).

               (f)  [ ] An employee benefit plan or endowment fund in accordance with [section] 240.13d-1(b)(1)(ii)(F).

               (g)  [ ] A parent holding company or control person in accordance with [section] 240.13d-1(b)(1)(ii)(G).

               (h)  [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance with [section] 240.13d-1(b)(1)
                        (ii)(J).

               Not applicable.

ITEM 4.  OWNERSHIP

     Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright are record holders, in the aggregate, of 49,500 shares of Series B Convertible Preferred Stock, or approximately 3.69% of the total number of Series B Convertible Preferred Stock outstanding. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of Henry Partners, L.P. and Matthew Partners, L.P. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright. This Amendment No. 1 to Schedule 13G is filed on behalf of Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright.

               (A)  AMOUNT BENEFICIALLY OWNED:

                    (1) 49,500
                    (2) 49,500
                    (3) 49,500

               (B)  PERCENT OF CLASS:

                    (1) 3.69%
                    (2) 3.69%
                    (3) 3.69%

               (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                    i.   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         (1)      31,000
                         (2)       8,500
                         (3)      10,000

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Schedule 13G                                                         Page 7 of 8

CUSIP NO. 493143200

                    ii.  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         (1)      49,500
                         (2)      49,500
                         (3)      49,500

                    iii. SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         (1)      31,000
                         (2)       8,500
                         (3)      10,000

                    iv.  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                         OF:

                         (1)      49,500
                         (2)      49,500
                         (3)      49,500

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the report person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


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Schedule 13G                                                         Page 8 of 8

CUSIP NO. 493143200



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  HENRY PARTNERS, L.P. by its General Partner,
                                     HENRY INVESTMENT TRUST, L.P., by its
                                     General Partner, CANINE PARTNERS, LLC


Date:  January 28, 2002           By: /s/ David W. Wright
     --------------------            -----------------------------------------
                                     David W. Wright,
                                     President


                                  MATTHEW PARTNERS, L.P. by its General Partner,
                                     HENRY INVESTMENT TRUST, L.P., by its
                                     General Partner, CANINE PARTNERS, LLC


Date:  January 28, 2002           By: /s/ David W. Wright
     --------------------            -------------------------------------------
                                     David W. Wright,
                                     President


Date:  January 28, 2002               /s/ David W. Wright
     --------------------            -------------------------------------------
                                     David W. Wright


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